SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
Publicly Held Company
CNPJ: 42.150.391/0001-70
NIRE 29.300.006.939

MATERIAL FACT

São Paulo, January 14, 2022 – Braskem S.A. (the “Company” or “Braskem”) (B3: BKRM3, BRKM5 and BRKM6; NYSE: BAK), in addition to the Material Fact the Company disclosed on December 16, 2021, informs its shareholders and the market in general that NSP Investimentos S.A. – Em Recuperação Judicial (“NSP Investimentos”) and Petróleo Brasileiro S.A. – Petrobras (“Petrobras” and, together with NSP Investimentos, the “Selling Shareholders”) have, on the date hereof, applied to register with the Brazilian Securities Commission (Comissão de Valores Mobiliários, the “CVM”) a secondary public offering of up to 154,886,547 Class A preferred shares of the Company owned by the Selling Shareholders (the “Shares”), pursuant to Article 6-A of CVM Instruction No. 400, of December 29, 2003 (“ICVM 400”), and other applicable rules and regulations, to be offered, concurrently, (i) in Brazil, in unorganized over-the-counter-market, pursuant to ICVM 400, including placement efforts of the Shares outside Brazil (the “Brazilian Offering”); and (ii) abroad, including in the form of American Depositary Shares, in a registered offering with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended (the “International Offering” and, together with the Brazilian Offering, the “Global Offering”).

Since the offering is entirely secondary, the Global Offering will be conducted only by the Selling Shareholders, and the Company is not issuing, selling or distributing any securities.

The application for registration of the Brazilian Offering will be reviewed by the CVM, and is subject to approval by the CVM, on the terms and conditions set forth in the preliminary prospectus (prospecto preliminar) and the notice to the market (aviso ao mercado) filed on the date hereof with the CVM by the Selling Shareholders, which were published today and are also available on the investor relations website of the Company (http://braskem-ri.com.br/home-en , and can be accessed through section “Financial Information” of such website, by clicking on “Annual Reports” and then “Preliminary Prospectus”, or “Notices and Material Facts” and then “Notice to the Market”).

Before you invest, you should read the preliminary prospectus (prospecto preliminar) and the notice to the market (aviso ao mercado) filed with the CVM for more complete information about Braskem, the Selling Shareholders and the offering of the Shares. You may access these documents for free by visiting CVM website at www.gov.br/cvm.

On the date hereof, Braskem has also filed an effective registration statement, including a prospectus and preliminary prospectus supplement with the SEC. Before you invest, you should read the prospectus and preliminary prospectus supplement and other documents Braskem has filed with the SEC for more complete information about Braskem, the Selling Shareholders and the offering of the Shares, including in the form of American Depositary Shares. You may access these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the prospectus and preliminary prospectus supplement may be obtained by contacting Morgan Stanley & Co. LLC at 180 Varick Street, 2nd Floor, New York, NY 10014, Attn: Prospectus Department; J.P. Morgan Securities LLC at c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 866-803-9204, e-mail: prospectus-eq_fi@jpmorganchase.com; Bradesco Securities Inc. at 450 Park Avenue, 32nd Floor, New York, New York 10022, e-mail: isabela.behar@bradescobbi.com, Attn: Isabela Behar; BTG Pactual US Capital, LLC, at 601 Lexington Avenue, 57th Floor, New York, New York 10022; Citigroup Global Markets Inc. at c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 800-831-9146; Itau BBA USA Securities, Inc. at 540 Madison Ave, 24th Floor, New York, New York 10022; Santander Investment Securities Inc. at 45 East 53rd Street, New York, New York 10022, e-mail: ecm-us@santander.us, Attn: US ECM department; or UBS Securities LLC, at 1285 Avenue of the Americas, New York, New York, 10019, telephone: 888-827-7275, e-mail: ol-prospectusrequest@ubs.com, Attn: Prospectus Department.

This report on Form 6-K is for informative purposes only under the current applicable laws and regulations, and is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This report on Form 6-K may include statements that present Braskem’s expectations about future events or results. These statements are statements that are not historical facts, and are based on Braskem’s management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on Braskem’s business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to Braskem, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting Braskem’s financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of Braskem’s management and are subject to a number of risks and uncertainties, many of which are outside of the control of Braskem. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on Braskem’s business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2020 filed with the SEC, as well as any subsequent filings made by us with the SEC, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this report on Form 6-K.

The Company will maintain its shareholders and the market in general duly informed on further developments concerning the matter of this Material Fact in accordance with the applicable legislation.

São Paulo, January 14, 2022

Pedro van Lengendonck Teixeira de Freitas

Chief Financial Officer and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.